UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, Twenty-Third Floor, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated July 7, 2009

FOR IMMEDIATE RELEASE

For more information contact:
Rosita Covarrubias / German del Rio
Investor Relations Department
Compania Cervecerias Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3349

CCU ANNOUNCES SECOND QUARTER 2009 VOLUMES

(Santiago, Chile, July 7, 2009) – CCU reported today preliminary second quarter consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Second Quarter		Year 2009
	Volumes	% Change	Volumes	% Change

Beer in Chile	947,174	3.8%	2,454,068	-1.1%
Beer in Argentina[1]	753,580	-1.0%	1,877,221	16.2%
Soft Drinks and Functionals	821,811	4.6%	1,907,453	-1.3%
Fruit Beverages	181,090	7.9%	362,991	8.4%
Waters	230,890	9.8%	615,720	-0.7%
Wine Chile – Domestic2-3	126,429	1.9%	225,357	-0.3%
Wine Chile – Export2-3	125,730	37.9%	216,927	33.4%
Wine Argentina3-4	16,071	29.7%	26,213	23.9%
Spirits	47,489	-7.5%	87,458	-7.4%

TOTAL[5]	3,250,265	4.3%	7,773,409	3.8%

CCU plans to release its consolidated second quarter results by the first week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

_________________________
1 Excludes exports to Chile.
2 VSP consolidates Viña Tarapacá’s operation since the last quarter of 2008.
3 Does not include bulk wine sales.
4 Includes domestic and export sales volume.
5 Does not include confectionery sales volume.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: July 7, 2009